BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer
Augusta Resource Corporation (“Augusta” or the “Company”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change
March 17, 2006

Item 3: Press Release
March 17, 2006

Item 4: Summary of Material Change
Augusta announces the closing of the offering of 23,210,000 Special Warrants (the “Special Warrants”) of the Company at a price of $1.90 per Special Warrant (the “Offering”) for aggregate gross proceeds to the Company of $44,099,000. The Offering was conducted by a syndicate of agents co-led by Salman Partners Inc. and BMO Nesbitt Burns Inc., and including TD Securities Inc. and Wellington West Capital Markets Inc. (the “Agents”). The Offering included a 10% oversubscription option that was fully exercised by the Agents to sell an additional 2,110,000 Special Warrants. Each Special Warrant is exercisable, without payment of additional consideration, into a unit consisting of one common share and one-half transferable common share purchase warrant. Each whole warrant will entitle the holder to acquire, at any time within two years from the closing of the Offering, one common share of the Company at a price of $3.10 during the first year from closing of the Offering and $4.10 during the second year from closing of the Offering.

Item 5: Full Description of Material Change
The Company announces the closing of the offering of 23,210,000 Special Warrants (the “Special Warrants”) of the Company at a price of $1.90 per Special Warrant (the “Offering”) for aggregate gross proceeds to the Company of $44,099,000. The Offering was conducted by a syndicate of agents co-led by Salman Partners Inc. and BMO Nesbitt Burns Inc., and including TD Securities Inc. and Wellington West Capital Markets Inc. (the “Agents”). The Offering included a 10% oversubscription option that was fully exercised by the Agents to sell an additional 2,110,000 Special Warrants. Each Special Warrant is exercisable, without payment of additional consideration, into a unit consisting of one common share and one-half transferable common share purchase warrant. Each whole warrant will entitle the holder to acquire, at any time within two years from the closing of the Offering, one common share of the Company at a price of $3.10 during the first year from closing of the Offering and $4.10 during the second year from closing of the Offering.

In connection with the Offering the Agents were paid a cash commission of 6% ($2,645,940) of the gross proceeds of the Offering and agents’ warrants exercisable into a number of common shares equal to 6% (1,392,600) of the number of Special Warrants sold. Each agents’ warrant will entitle the holder to acquire one common share of the Company at a price of $3.10 during the first year from closing of the Offering and $4.10 during the second year from closing of the Offering.

The net proceeds of the Offering will be used to finance the purchase of 100% of the Rosemont property located in Pima County, Arizona, to complete a bankable feasibility study on the Rosemont property, to advance permitting at the Rosemont property, to retire the balance of $3,000,000 plus interest on the Company’s convertible debenture and for general working capital purposes including the acquisition costs and work expenditures related to the Company’s Mt. Hamilton, Shell and Lone Mountain properties.

The Company has agreed to use its reasonable best efforts to file and obtain a receipt for a short form prospectus to qualify the distribution of the common shares and warrants underlying the Special Warrants as soon as possible. The Special Warrants will automatically be exercised into the underlying common shares and warrants on the date that is the earlier of (a) one business day after the date the receipts for the prospectus have been issued by the applicable securities regulatory authorities and (b) the date that is four months and one day after the closing of the Offering.

The securities (and all underlying securities) issued in the Offering are subject to a four-month hold period under applicable law (unless the prospectus qualifying the common shares and warrants underlying the Special Warrants is filed prior to the expiry of the four-month hold period).

Item 6: Reliance on section 85 (2) of the Act
This report is not confidential.

Item 7: Omitted Information
No information has been omitted in this regard.

Item 8: Senior Officers
Gil Clausen – President and CEO, Tel: 303-300-0134
Richard W. Warke – Chairman, Donald B. Clark – Chief Financial Officer, Purni Parikh – Corporate Secretary, Tel: 604.687.1717

Item 9: Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 17th day of March 2006.

/s/ “Purni Parikh”
Name: Purni Parikh
Title: Corporate Secretary